E:	Lou@bevilacquapllc.com
T:	202.869.0888 (ext. 100)
W:	bevilacquapllc.com

May 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Marion Graham

Jeff Kauten

Dave Edgar

Christine Dietz

Re:	The RoyaLand Co Ltd.

Amendment No. 5 to Registration Statement on Form F-1

Filed April 26, 2024

File No. 333-273097

Ladies and Gentlemen:

On behalf of our client, The RoyaLand Company Ltd. (the “Company”), we hereby submit the response of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated May 9, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 5 to Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is set forth below and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company on a consolidated basis.

Amendment No. 5 to Registration Statement on Form F-1

Risk Factors, page 14

1.	Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of your executive officers. Specify the amount of time they will devote to your business activities and the nature of any material conflicts of interest that may exist as a result of them working for your company on a part-time basis.

Response: In response to the Staff’s comment, we have added a risk factor titled “Most of our executive officers are part-time independent contractors and may have potential conflicts of interest because of their positions with other companies” to disclose any potential conflicts of interest that may arise from the business activities of our executive officers.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

If you would like to discuss our response to the Staff’s comment or any other matters related to the Registration Statement, please contact the undersigned at 202-869-0888 (ext. 100) or Amanda I. Hawthorne at 202-869-0888 (ext. 120).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Emanuele Filiberto di Savoia, Chief Executive Officer